K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 21, 2013

Vincent J. Di Stefano

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Mr. Di Stefano:

On September 12, 2013, Cambria ETF Trust (the “Trust” or “Registrant”) filed post-effective amendment no. 2 to its registration statement on Form N-1A (the “Post-Effective Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect certain changes to the investment strategies of the Cambria Foreign Shareholder Yield ETF and Cambria Emerging Shareholder Yield ETF (the “Funds”), each a series of the Trust (accession number 0001144204-13-050441).

You provided oral comments to the Post-Effective Amendment on October 18, 2013. Following below is a summary of the comments and the Registrant’s response to them. Defined terms used below have the same meanings as in the Post-Effective Amendment.

Prospectus

Generally

1.            Please confirm that the Funds will not launch until the Registrant has been granted an exemptive order by the SEC, as requested by the application filed on August 12, 2013 and amended on October 11, 2013 (accession numbers 0001144204-13-044756 and 0001144204-13-054980), for relief under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder; (ii) Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (iii) Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit self-indexed exchange-traded funds (“ETFs”).

RESPONSE: The Registrant confirms that the Funds will not launch until the exemptive relief described has been granted by the SEC.

Page 2 November 21, 2013

Fund Summary

2.            Please consider revising the names of the Funds to clarify that they seek to track indexes.

RESPONSE: The Registrant has considered revising the Funds’ names per the Staff’s comment. The Funds’ names are the product of careful deliberation and the Registrant believes that the disclosure contained in the Post-Effective Amendment clearly illustrates that the Funds seek to track indexes. The Registrant respectfully declines the comment.

3.            If accurate, please confirm supplementally that the Underlying Indexes are fully algorithmic and that, with the exception of establishing the screens utilized by the Underlying Indexes that are described in the Post-Effective Amendment, the Funds’ adviser and its affiliates do not exercise discretion in selecting the securities contained in the Underlying Indexes.

RESPONSE: The Registrant confirms that the Underlying Indexes are fully algorithmic and, with the exception of establishing the screens utilized by the Underlying Indexes that are described in the Post-Effective Amendment, the Funds’ adviser and its affiliates do not exercise discretion in selecting the securities contained in the Underlying Indexes.

4.            In the Quantitative Security Selection Risk, under the Item 4 “Principal Risks,” please add disclosure to explain that the quantitative security selection techniques utilized by the Funds could be flawed. In addition, please summarize or include verbatim the Quantitative Security Selection Risk disclosure currently in Item 9.

RESPONSE: The Registrant has made the requested changes.

*         *         *         *         *

In connection with responding to the Staff’s comment, the Registrant acknowledges that:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Page 3 November 21, 2013

If you have any additional questions regarding the Post-Effective Amendment or enclosed information, please contact me directly at (202) 778-9475 or Kurt J. Decko at (415) 249-1053.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Eric W. Richardson
Cambria Investment Management, LP
Kurt J. Decko
K&L Gates LLP